Exhibit 4.61

Supplementary Agreement No.2 to the Exclusive Technical Consulting and Service Agreement

This Supplementary Agreement No.2 to the Exclusive Technical Consulting and Service Agreement (“Supplementary Agreement”) is made and entered into on March 18, 2014 (“Effective date”) by and between:

Party A: Shanghai Zhengtu Information Technology Co., Ltd.

Address: 2FL, Building No.29, No.396 Guilin Road, Shanghai, PRC

Party B: Shanghai Giant Network Technology Co., Ltd. (original name: Shanghai Zhengtu Network Technology Co., Ltd)

Address: Room 708, Building No. 29, No.396 Guilin Road, Shanghai

(hereinafter, either Party A and Party B will be referred to as “Party” separately and as “Parties” collectively )

WHEREAS,

1.	Party A and Party B entered into the Exclusive Technical Consulting and Service Agreement on September 7, 2006 and the Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement on January 5, 2012 ( hereinafter collectively referred to as the “Original Agreement”)

2.	Through friendly negotiations, Party A and Party B agree to amend such clauses in the Original Agreement.

NOW, THEREFORE, adhering to the principles of equality and mutual benefit, and after friendly negotiations, the Parties reach the following supplementary agreement to the Original Agreement:

1.	The Parties hereby agree to modify Article 5 to the Original Agreement as follows:

5.	Modification and Termination

Unless otherwise provided by this Agreement or agreed by parties in written forms, neither party can modify or terminate this Agreement unilaterally.

2.	The Parties hereby agree to modify Article 7 “Termination” to the Original Agreement as follows:

7.	Termination

7.1 Both parties agree and confirm if either party (the “Breaching Party”):

(i) materially breach any of the terms under this Agreement, or refuse to preform or delay in preforming any of its obligations under this agreement, or in violation of any of the terms under this Agreement leading to material damages to the other party and the remedies or correctness is not provided by the Breaching Party within the reasonable period required by the non-breaching party or within sixty (60) calendar days after the receipt of the notice from the non-breaching party; or

(ii) any representations or warranties made in this Agreement are proved wrong or misleading ( unless such false representations or warranties can be corrected and actually corrected within the reasonable period provided by the non-breaching party or actually corrected within sixty calendar days after the receipt of the notice from the non-breaching party);

Then:

7.1.1 if Party B is the Breaching Party, Party A shall have the right to terminate this Agreement and require the Breaching Party to compensate for its loss.

7.1.2 if Party A is the Breaching Party, Party B has the right to require Party A to compensate for its loss, however, unless otherwise provided by law, Party B shall not be entitled to terminate this Agreement.

7.2 Party A shall have the right to immediately terminate all licensing agreements with Party B regarding on-line games and other Intellectual Property rights upon the termination of this Agreement.

7.3 The rights and obligations under Article 4 of this Agreement shall survive the termination.

3.	The Parties agree hereby to modify Article 8 “Dispute Settlement” to the Original Agreement as follows

8.	Dispute Settlement

8.1 f any dispute arises with respect to this Agreement, both parties shall first settle such dispute through consultation in good faith. If such consultation proves unsuccessful in thirty calendar days, either Party may submit such dispute to the Shanghai Branch of the China International Economic and Trade Arbitration Commission for settlement. The number of the arbitrator shall be three, either party is entitled to appoint one arbitrator, and the third arbitrator shall be designated by the Shanghai Branch of the China International Economic and Trade Arbitration Commission.

8.2 The arbitration award shall be final and binding on both of the Parties hereto. For clarity, all the parties agree that the arbitrators are entitled to issue proper award according to Chinese law and actual circumstance so that Party A will obtain appropriate remedies including restriction on the business operation of Party B, restriction on Party B’s equity or assets, ban on transfer or disposition or other relevant remedies. All the parties shall be bound by the award

8.3 During the period of the dispute settlement, all the parties shall keep performing the part of the Agreement that without disputes

8.4 The Parties agree that either party shall have the right to obtain preliminary injunctive relief from any court having jurisdiction subject to applicable laws and regulations of China. For example, the property of the breaching party or the equity of the company can be distained and frozen. Such right shall not negatively affect the effectiveness of the arbitration clause provided above.

8.5 after the arbitration award becoming effective, either party may apply to the court with jurisdiction to enforce the award.

8.6 subject to the Chinese law, courts located in the following venue shall be deemed with jurisdiction (1) Hong Kong Special Administrative Region;(2) the place where Giant Interactive Group Inc, registered; (3) the place where Patty B has its registered office (i.e. Shanghai) and(4) the place where the main assets of Giant Interactive Group Inc. or Party B is located.

4.	Both parties agree to add a new Article to the Original Agreement, i.e. Article 15:

15.	Successor

This Agreement shall be binding on any successors, assignees or any lawful transferees of the Parties. The successors, assignees or any lawful transferees of the Parties (if any) shall keep preforming the rights and obligations under this Agreement respectively,

5.	Terms that are not defined in this Supplementary Agreement shall have the same meaning as in the Original Agreement. In all the rest that is not provided by this Supplementary Agreement the Parties shall be governed by the Original Agreement.

6.	This Supplementary Agreement shall become effective immediately upon sealed by the Parties.

Party A: Shanghai Zhengtu Information Technology Co., Ltd.	Party B: Shanghai Giant Network Technology Co., Ltd.